                         SOUTHERN MINERAL CORPORATION
                           1201 Louisiana, Suite 3350
                           Houston, Texas 77002-5609
                             Phone: (713) 658-9444
                              Fax: (713) 308-5285

                                  June 6, 2001

VIA EDGAR

     Re: Withdrawal of Southern Mineral Corporation Registration Statement on Form S-8 (Registration No. 333-51237)

Ladies and Gentlemen:

     We refer to the Registration Statement on Form S-8 (Registration No. 333-51237) (the "REGISTRATION STATEMENT") filed by Southern Mineral Corporation, a Nevada corporation ("SOUTHERN MINERAL"), on April 28, 1998. In accordance with the Agreement and Plan of Merger, dated as of December 22, 2000 (as amended the "MERGER AGREEMENT"), by and among Southern Mineral, PetroCorp Incorporated, a Texas corporation ("PETROCORP"), and PetroCorp Acquisition Company, a Delaware corporation ("MERGER SUB"), effective upon the filing today with the Secretary of State of the States of Delaware and Nevada, Southern Mineral will have merged with and into Merger Sub, a wholly-owned subsidiary of PetroCorp (the "MERGER"). At such time, pursuant to and in accordance with the Merger Agreement, all of the common stock, par value $.01 per share, of Southern Mineral outstanding immediately prior to the Merger (except as otherwise provided in the Merger Agreement) will have been converted to the right to receive $4.71 in cash, or, if an election was properly made, shares of the common stock, par value $.01 per share, of PetroCorp.

     As a result of the Merger, Southern Mineral hereby respectfully requests that the Registration Statement be withdrawn in accordance with Rule 477(a) and
(c) and Rule 478(c) under the Securities Act of 1933, as amended.

                                     Very truly yours,

                                     SOUTHERN MINERAL CORPORATION



                                     By:   /s/ Michael E. Luttrell
                                        ------------------------------
                                     Michael E. Luttrell
                                     Vice President-Finance, Chief Financial
                                     Officer and Accounting Officer